July 18, 2017

Via Edgar

Mr. Lyn Shenk

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Kandi Technologies Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 16, 2017 File No. 001-33997

Dear Mr. Shenk:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated June 13, 2017 (the “Comment Letter”), to Kandi Technologies Group, Inc. (“Company” or “we”) with respect to the captioned filing (“Form 10-K”) and the quarterly report on Form 10-Q for the period ended March 31, 2017.

This letter provides the Company’s responses to the Staff's comments contained in the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2016

1.	Refer to your response to prior comment 6. You stated $3,080,640 is associated with a deferred tax liability change that should affect accumulated other comprehensive income (loss). Please tell us how taxes associated with components of accumulated other comprehensive income are reported in your financial statements and the “Taxes” note to the financial statements that discusses taxes in each of the Form 10K and the Form 10-Q for the period ended March 31, 2017. Refer to ASC 220-10-45-11 through 14A and the applicable implementation guidance in ASC 220-10-55.

Response: The deferred tax liability charge was associated with components of accumulated other comprehensive income due to “foreign currency translation”. According to ASC 220-10-45-12 and the applicable implementation guidance in ASC 220-10-55-7, we intend to add the wording of “net of tax” to the line item of “other comprehensive income (loss)” in the CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME in the Form 10-Q for the three months ended June 30, 2017 and our next annual report on Form 10-K for the year ended December 31, 2017.

(e) Accounts Receivable, page F-15

2.	Refer to your responses to our previous comments 3, 8 and 9.So that we may better understand your circumstances, please provide us with a detailed roll forward of the “amount due from JV Company, net” from December 31, 2016 to March 31, 2017, and from March 31, 2017 through the closest practicable date to the date of your next response. We understand this balance includes amounts that are affiliated with the JV company. Please include in your roll forward the specific dates and amounts of payments received and facts and circumstances surrounding any changes to this balance. The roll forward should show amounts separately for (1) each entity, (2) due to, (3) due from, (4) loans, (5) amounts attributed to subsidies, (6) amounts related to sale transactions apart from the portion associated with subsidies, and (7) description and amount of any other individually material item within the balance, The roll forward should also indicate changes that occurred due to (i) sales, (ii) cash payments, (iii) adjustments, (iv) reclass or offset against other balances, (v) settlement with notes receivable and (vi) settled in some other form, with a description of the consideration received.

Response: See attached table for the roll forward details.

3.	Please provide us with an aging of the balances associated with each of items (1) through (7) in the immediately preceding comment as of the closest practicable date to the date of your next response.

Response: See attached table for aging details.

4.	It appears from disclosure in the “Concentrations” note to the financial statements in each of the Form 10-K and Form 10-Q for the period ended March 31, 2017 that amounts associated with the JV company are included in accounts receivable. If so, tell us the amounts in the balances at December 31, 2016 and March 31, 2017. Also, explain to us why amounts related to the JV Company are reported here and also in “amounts due from the JV company, net.”

Response: The amounts associated with the JV company in the “Concentrations” note to the financial statements in each of the Form 10-K and Form 10-Q for the period ended March 31, 2017 are $104,362,894 and $88,600,403, respectively, which are the amounts due from the JV Company after subtracting the loans to the JV Company. Since the amounts associated with the JV Company in the “Concentrations” note are trade receivable in natural, the heading of “Accounts Receivable” on the table of customer concentration in each of the Form 10-K and Form 10-Q for the period ended March 31, 2017 refers to trade receivables including both accounts receivable and amount due from the JV Company and related parties. We intend to change the heading of “Accounts Receivable” in the table of customer concentration on the Form 10-Q for the three months ended June 30, 2017 and our next annual report on Form 10-K to “Trade Receivable”.

Note 18 – Taxes, page F-30

5.	Refer to your response to prior comment 13. For clarity to investors, please label the line items for “non-taxable income” and “non-deductible expenses” specifically in regard to their nature as indicated in your response.

Response: We intend to label the line items for “non-taxable income” and “non-deductible expenses” specifically in regard to their nature in the tax notes in the Form 10-Q for the three months ended June 30, 2017.

6.	Refer to our previous comment 14. We note your history of negative evidence of NOLs expiring unused that continues into the first quarter of fiscal 2017. Please provide us with support for your expectation that your net operating losses will be realized such that a full valuation allowance at December 31, 2016 and March 31, 2017 is not necessary.

Response: We expected Kandi Vehicle and Kandi Hainan to generate enough taxable income tax for the loss carried forward in the next five years. Due to extended delays in receiving government subsidy payments, as well as the government’s recent revisions regarding the new technical standards to the Ministry of Industry and Information Technology of the People’s Republic of China’s directory of recommended new energy vehicle models, or the Directory, that required re-submission of applications of new energy vehicles to be included in the Directory, the JV Company was not able to have normal production in the first quarter. However, now that we have begun receiving subsidy payments from the Chinese government and capital support from the supply chain finance, our normal production activities have resumed. We believe that we will generate enough taxable income tax for the loss carried forward in the next five years according our earnings forecast.

7.	Refer to your response to prior comment 16. For clarity to investors, please label the line items for “expenses” associated with deferred tax assets and “expenses” associated with deferred tax liabilities specifically in regard to their nature.

Response: We intend to label the line items for “expenses” associated with deferred tax assets and “expenses” associated with deferred tax liabilities specifically in regard to their nature in the tax notes in the Form 10-Q for the three months ended June 30, 2017.

8.	Refer to your response to prior comment 17. It remains unclear whether your disclosure refers to the expiration of accumulated net operating loss carryforwards as of a certain date that have been incurred over various periods or in regard to the net operating loss carryforward incurred during the most recent year. Your disclosure should be clear in regard to the expiration date(s) and the unexpired amounts related to each individual year for which a net operating loss carryforward has been incurred, or a reasonable aggregation of expiration dates for all unexpired net operating loss carryforwards, as of the latest balance sheet date presented. For example, “the net operating loss carryforward incurred in 2014 of $X will expire in 20xx, the net operating loss carryforward incurred in 2014 of $Y will expire in 20xy, etc., or alternatively “the aggregate net operating loss carryforwards incurred in 2014 through 2016 of $Z will expire in varying amount between 20xx and 20xy. Please revise your disclosure accordingly.

Response: As of December 31, 2016, the aggregate net operating loss carryforwards incurred in 2012 through 2016 of $78.88 million deriving from entities in the US will expire in varying amount between 2017 and 2021. The aggregate net operating loss carryforwards incurred in 2016 of $2.12 million deriving from entities in the PRC will expire in 2021. As of December 31, 2015, the aggregate net operating loss carryforwards incurred in 2011 through 2015 of $67.27 million deriving from entities in the US will expire in varying amount between 2016 and 2020. As of December 31, 2014, the aggregate net operating loss carryforwards incurred in 2010 through 2014 of $55.15 million deriving from entities in the US will expire in varying amount between 2015 and 2019.

Financial Statements of Kandi Electric Vehicles Group for the Year Ended December 31, 2016

Consolidated Balance Sheets, page FF-2

9.	Refer to your response to comment 20. So that we may better understand the circumstances, please provide us with a detailed roll forward of the “amount due from related party” from December 31, 2016 to March 31, 2017, and from March 31, 2017 through the closest practicable date to the date of your next response. From your response we understand this balance includes loans. Please include in your roll forward the specific dates and amounts of payments received and facts and circumstances surrounding any changes to this balance. The roll forward should show amounts separately for (1) each entity, (2) due to, (3) loans, (4) amounts attributed to subsidies, (5) amounts related to sale transactions apart from the portion associated with subsidies, and (6) description and amount of any other individually material item within the balance, The roll forward should also indicate changes that occurred due to (i) sales, (ii) cash payments, (iii) adjustments, (iv) reclass or offset against other balances, (v) settlement with notes receivable and (vi) settled in some other form, with a description of the consideration received.

Response: See attached table for roll forward details.

10.	Please provide us with an aging of the amounts associated with each of items (1) through (6) in the immediately preceding comment as of the closest practicable date to the date of your next response.

Response: See attached table for aging details.

Kandi Technologies Group Form 10-Q for the Quarterly Period Ended March 31, 2017 Condensed Consolidated Balance Sheet, page 1

11.	It appears the liability for “loss contingency-litigation” presented between the liabilities and equity sections relates to the ZSICL matter that should be reported as a current liability. Please revise your presentation accordingly.

Response: We intend to include “loss contingency-litigation” in current liabilities in the Form 10-Q for the three months ended June 30, 2017.

Notes to Condensed Consolidated Financial Statements
Note 6 – Summary of Significant Accounting Policies
(e) Accounts Receivable, page 8

12.	In the last paragraph of this note you state the credit terms were extended to as much as 720 days after delivery because of delayed subsidy payments from the Chinese government. Please include disclosure consistent with your response to prior comment 9 on the reasoning for the extended term, including your belief as to the collectability of the receivable amounts that have been so extended and why an allowance for doubtful accounts for affected accounts is not necessary.

Response: We intend to include following additional disclosure for Accounts Receivable in Note 6 – Summary of Significant Accounting Policies in the Form 10-Q for the three months ended June 30, 2017. The proposed disclosure is as follows:

(e) Accounts Receivable and Due from the JV Company

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts is recorded for periods in which the Company determines a loss is probable, based on its assessment of specific factors, such as troubled collections, historical experience, accounts aging, ongoing business relations and other factors. Accounts are written off after exhaustive collection efforts. If accounts receivable are to be provided for, or written off, they are recognized in the consolidated statement of operations within the operating expenses line item.

As of June 30, 2017, and December 31, 2016, credit terms with the Company’s customers were typically 210 to 720 days after delivery. The Company extended credit terms with its certain customers, mainly the JV Company whose outstanding balance has already exceeded the originally granted credit terms to a much longer period as referenced above because of delayed subsidy payments for EV sales from the Chinese government. Because of the industry-wide subsidy review, the Chinese government temporarily delayed the issuing of the subsidy payments for the EVs sold in 2015 and 2016, which negatively impacted the JV Company’s cash flow position and caused its delay in repaying the Company. By extending the credit term to maximum 720 days, it will allow them to have sufficient time to repay the Company when the government resumes the subsidy payments. According to the government’s subsidy policies, the EV sold in 2015 and 2016 by the JV Company are eligible for receiving the subsidies and Chinese government has a good record on the subsidy payments. Therefore, the Company believes the issue associated with the outstanding receivables is timing rather than collectability. Since the collectability is reasonably assured, as of June 30, 2017, and December 31, 2016, the Company had no allowance for doubtful accounts, as per the Company management’s judgment based on their best knowledge. The Company will conduct quarterly assessments of the state of the Company’s outstanding receivables and reserve any allowance for doubtful accounts if it becomes necessary.

Note 18 – Taxes, page 17

13.	The valuation allowance at December 31, 2016 is reported as $27,709,850 in the deferred tax assets table on page 19 and $26,820,811 in the reconciliation of the allowance on the same page. Please reconcile the difference for us. We also note the valuation allowance and loss carried forward amounts at December 31, 2016 in the deferred tax assets table are not the same as reported at that date in the Form 10-K for the year ended December 31, 2016.

Response: The Loss carried forward at December 31, 2016 should be $27,218,934. The valuation allowance at December 31, 2016 should be $26,820,811.

Note 22 – Summarized Information of Equity Method Investment in the JV Company, page 22

14.	Please separately present amounts of due to and from related parties.

Response: We intend to separately present amounts of due to and from related parties in Note 22 – Summarized Information of Equity Method Investment in the JV Company in the Form 10-Q for the three months ended June 30, 2017.

Note 24 – Segment Reporting, page 25

15.	You state in this note that you primarily have operations in China. However, in the table on page 26, overseas revenue comprises 35% of total revenue for the quarterly period ended March 31, 2017. Please ensure consistency in your disclosure.

Response: The Company’s operations are primarily based in China with manufacturing and selling electric vehicle (“EV”) products and EV parts in China market and off-road vehicles in global markets. The overseas revenue comprises 35% of total revenue for the quarterly period ended March 31, 2017 was largely due to the export of off road vehicles to global market, which usually accounted a small portion of total revenue in the past but increased in the first quarter of 2017 due to the significantly decreased EV parts sales in China market, which is only temporary and does not affect the fact our major operation is based in China.

Management’s Discussion and Analysis of Results of Operations

Overview, page 30

16.	We note your gross margin percentage improved in the current interim period to 15.6% from the corresponding prior year interim period of 13.3% despite the significant reduction in production in the current period. Please explain to us and disclose how this was achieved. In particular, discuss the relative contributions of variable, semi-variable and fixed costs in determining the percentage in each period.

Response: The increase in our gross margin was mainly due to the increased gross margin attributable to our EV parts business in the three months ended March 31, 2017. Among our total revenues during the three months ended March 31, 2017, 62.3% resulted from the sale of EV parts. Battery cells are the raw material we purchased to assemble battery packs, which are our main EV parts and accounted for more than 40% of our total revenue in the first quarter. Although the selling prices of our battery packs decreased approximately 9.1% over the quarter and continued to drop in the second quarter, the costs to assemble our battery packs decreased approximately 20.1% as compared to that of the same quarter of last year largely due to the strong buyer market and the price drops of raw material usually ahead of finished products. Battery cells have variable costs and their selling prices decreased significantly. The price drop of raw material was the main contributor for the increase of gross margin of our battery packs, which increased approximately 8% in the first quarter. Labor costs and manufacturing overhead such as electricity are the major semi-variable costs and manufacturing overhead such as depreciation and management are the major fixed costs in this regard. Our total fixed costs usually remain relatively unchanged during each period. This increase of gross margin was somewhat offset by semi-variable and fixed costs during the period due to the significantly decreased sales volume in the first quarter, which caused the unit cost of semi-variable costs and unit cost of fixed costs to increase. However, this impact of semi-variable and fixed costs in determining the percentage of gross margin is not significant because variable costs usually account for the majority of our cost of goods sold. During the first quarter period, variable, semi-variable and fixed costs accounted for approximately 88%, 3% and 9%, respectively, of total cost of goods sold, or approximately 74%, 3% and 7%, respectively, of total revenue. Therefore, although our sales decreased significantly in the first quarter, we were still able to manage to increase our gross margin by 2.3%.

Liquidity and Capital Resources
Cash Flow, page 37

17.	You disclosed the major operating activities that affected net operating cash flows of the current period without providing any insight underlying those activities. Also, we did not identify an analysis that explained the reason for the variance in the amount of net operating cash flows between the current and corresponding prior year periods. Please discuss the material underlying drivers contributing to any activities cited as affecting operating cash flows of an individual period and that caused net operating cash flows between comparative periods to vary. Solely referring to items that are presented in the statement of cash flows, such as net losses and working capital items, may not provide a sufficient basis to understand how operating cash flows were affected and changed. In this regard, please clarify how cash was directly affected and changed by any activities and factors cited. Please refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Response: Our proposed revised disclosure is as below:

Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as research and development and selling, general and administrative. Our operating cash inflows include cash primarily from sales of our EV parts and off road vehicles. These cash inflows are offset largely by payments we make to our suppliers for production materials and parts used in our manufacturing process, employee compensation, and interest expenses on our financings. For the first quarter of 2017, cash used in operating activities was $13,664,488, as compared to cash used in operating activities of $4,998,230 for the same period of last year. The change in cash used in operating activities was primarily a result of decreased cash receipts from sales during the quarter. The cash receipts from sales were approximately $4 million in the first quarter of 2017 as compared to approximately $11 million in the same period of last year, which was largely due to decreased sales and the extended credit terms to maximum 720 days with the JV Company primarily impacted indirectly by industry-wide delay in receiving government’s subsidies. The cash used for operations were approximately $17 million in the first quarter of 2017 as compared to approximately $16 million in the same period of last year, which was largely due to the advance to our suppliers mainly for the Hainan project although cash outflow for production decreased as compared to the same period of last year largely due to decreased sales during the quarter.

Working Capital, page 37

18.	In note 3 – Liquidity on page 6 you disclose you believe your internally generated cash flows may not be sufficient to support the growth of future operations and to repay short-term bank loans for the next twelve months. Please expand your disclosure for the basis for your belief, the expected impact on your cash flows and liquidity and any plans to obtain the needed financing to maintain your operations and satisfy debt requirements.

Response: Although we expect the most of our outstanding accounts receivables from our customers should be collected in next twelve months, there are uncertainties about the timing in collecting these receivables, especially the receivables due from the JV Company because most of them are indirectly impacted by the timely receiving of government subsidies. Since the receivable due from the JV Company accounts for the majority of our outstanding receivables and we can’t control the timing of the receiving of government subsidies, the Company believes that its internally-generated cash flows may not be sufficient to support the growth of future operations and to repay short-term bank loans for the next twelve months. However, the Company believes its access to existing financing sources and its good credit will enable it to meet its obligations and fund its ongoing operations. As of the date of this report, we have refinanced more than 75% of our current short-term loans with the banks and expect to maintain approximately current debt level for the next twelve months given the current situation.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at bmei@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

KANDI TECHNOLOGIES GROUP, INC.

		By:	/s/ Bing Mei
Bing Mei Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.
Yi Liu, BDO China

Attachments

(Redacted pursuant to Confidential Treatment Procedure under the SEC Rule 83)